Exhibit 2.2

AMENDMENT TO AGREEMENT AND PLAN OF MERGER

This AMENDMENT TO Agreement AND PLAN OF MERGER (this “Amendment”), dated as of June 10, 2022, is entered into by and among Co-Diagnostics, Inc., a Utah corporation (“Parent”), Idaho Molecular Inc., an Idaho corporation (“Surviving Co.”), and Kirk Ririe, as Company Representative (“Representative”).

RECITALS

A. Parent, Surviving Co., Idmo Acquisition Corp., an Idaho corporation (“Merging Co.”), and Representative entered into that certain Agreement and Plan of Merger, dated as of December 21, 2021 (the “Merger Agreement”), pursuant to which, among other things, Merging Co. would be merged with and into Surviving Co. (the “Merger”).

B. The Merger became effective on or about December 31, 2021 pursuant to the terms of the Merger Agreement, resulting in Surviving Co. becoming a wholly owned subsidiary of Parent.

C. By executing and delivering a Letter of Transmittal (as defined in the Merger Agreement), each former stockholder of Surviving Co., as a “Company Stockholder” under the Merger Agreement, appointed the Representative, as “Company Representative”, as such stockholder’s attorney-in-fact and agent in connection with the transactions contemplated under the Merger Agreement, which includes the power and authority of Representative, on behalf of such Company Stockholder, to, among other things, agree to any and all amendments or modifications deemed by the Representative to be necessary or appropriate under the Merger Agreement.

D. Parent, Surviving Co. and Representative desire to amend certain provisions and definitions related to certain post-merger obligations of Parent in the Merger Agreement in accordance with Section 10.8 of the Merger Agreement, as further described in this Amendment.

NOW, THEREFORE, in consideration of the mutual covenants and agreements hereinafter set forth and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

AGREEMENT

1. Terms. Capitalized terms not defined herein shall have the same meaning as set forth in the Merger Agreement.

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2. Amendments.

a. Section 6.7 of the Merger Agreement is hereby amended by deleting the current Section 6.7 of the Merger Agreement, in its entirety, and replacing it with the following text:

“Section 6.7 Removal of Restrictive Legends

(a) At any time on and after June 27, 2022, Parent shall, if requested by a holder of Merger Consideration (each, a “Merger Consideration Holder”) or the Company Representative, use its commercially reasonable best efforts to cause the removal of those restrictive legends related to compliance with the federal securities laws (the “Restrictive Legend”) set forth in any certificate or book-entry form evidencing the Merger Consideration held by such Merger Consideration Holder, including by causing the Parent’s legal counsel to deliver within five (5) Trading Days after the date of request (the day count to start on the Trading Day immediately following the date of such request), with such five (5) Trading Day period to end not earlier than July 5, 2022, (i) an opinion, if necessary, to the Exchange Agent, and/or to the Parent’s transfer agent, as applicable, to the effect that removal of such Restrictive Legend in such circumstances may be effected in compliance under the Securities Act (“Rule 144 Opinion”), and (ii) instruction to the Exchange Agent and/or to the Parent’s transfer agent to remove such Restrictive Legend effective immediately (which may be included in the Rule 144 Opinion). Parent’s obligation to cause the removal of the Restrictive Legends under this Section 6.7 may be conditioned upon the Merger Consideration Holder timely (but in any event not later than (x) 10:00 am MDT on July 5, 2022 for any request made on June 27, 2022, and (y) for any requests made after June 27, 2022, 5:00 pm Mountain Time on the fourth (4th) Trading Date after such request is made) (1) providing to Company’s or Parent’s counsel a representation letter substantially in the form attached hereto as Exhibit A (a “Representation Letter”) duly completed and executed by such Merger Consideration Holder and (2) having provided to the Exchange Agent and/or to the Parent’s transfer agent instructions to so remove such Restrictive Legend. The Parent shall be responsible for the fees of its legal counsel and of the Exchange Agent or other transfer agent associated with such removal of Restrictive Legends.

(b) No Merger Consideration Holder shall make any request under Section 6.7(a) with respect to any share of stock underlying Warrants until such Warrants become exercisable in full under Section 3.1(e) above and are exercised by cashless or net issuance exercise.”

b. Until such time that a request under Section 6.7(a) is first timely made and the Representation Letter is timely delivered pursuant to Section 6.7(a) by a Merger Consideration Holder and then thereafter so long as the applicable Rule 144 Opinions and accompanying instructions for removal of the Restrictive Legends have been delivered to the Exchange Agent on (i) July 5, 2022, for any request made on June 27, 2022 and (ii) within five (5) Trading Days after the date of request under Section 6.7(a) (in each case subject to timely delivery of the Representation Letter pursuant to Section 6.7(a) and the applicable instructions from the Merger Consideration Holder to the Exchange Agent and/or to the Parent’s transfer agent) for the certificates or book-entry forms evidencing the Merger Consideration and the Restrictive Legends have been removed as soon as practicable thereafter, the obligations of Parent in Section 6.5, except pursuant to Section 6.5(j), shall be suspended and deemed inapplicable. If (i) the applicable Rule 144 Opinion(s) and accompanying instructions for removal of the Restrictive Legends have not been delivered to the Exchange Agent and/or (ii) the applicable Restrictive Legends have not in fact been removed, in each case for the certificates or book-entry forms evidencing the Merger Consideration held by all Merger Consideration Holders who have tendered valid Representation Letters to Parent and instructions for removal of the Restrictive Legend to the Exchange Agent and/or to the Parent’s transfer agent after following the procedures in Section 6.7(a), and such failure to deliver such Rule 144 opinion(s) and/or cause the removal of such Restrictive Legends is not cured within fifteen (15) Trading Days of such request under Section 6.7(a), the obligations of Parent in Section 6.5 shall again become applicable as of such time (such time, the “Applicable Date”) and going forward, except that in such circumstance:

i.	All references to “Holders” in Section 6.5 shall mean all Merger Consideration Holders whose Restrictive Legends have not been removed;

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ii.	All references in Section 6.5 to July 1, 2022 shall be changed to the date that is 60 days from the Applicable Date;

iii.	All references in Section 6.5 to May 15, 2022 shall be changed to the date that is 35 days from the Applicable Date;

iv.	The phrase “by such Holder” at the end of the first full sentence of Section 6.5(f) shall be replaced with the phrase “to such Holder”; and

v.	If the Applicable Date is after August 15, 2022, payments to Holders under Section 6.5(f) shall only be applicable with respect to periods after the later of (x) August 15, 2022, and (y) the Applicable Date.

c. Section 8.1 of the Merger Agreement is hereby amended by deleting the current Section 8.1 of the Merger Agreement, in its entirety, and replacing it with the following text:

“Section 8.1 Limited Survival.

(a) Other than Fundamental Representations, each of the representations and warranties and the covenants that by their express terms are to be performed at or prior to the Closing, in each case, as set forth in this Agreement, any other Transaction Document or in any other document delivered in connection herewith or therewith, shall terminate and be of no further force and effect from and after the Closing and no party shall have any liability with respect thereto from and after the Closing. Except as otherwise set forth in this Agreement, any Transaction Document or in any other document delivered in connection herewith or therewith, the Fundamental Representations and those covenants that by their express terms are required to be performed after the Closing set forth in this Agreement shall survive the Closing for a period of the shorter of four (4) years from Closing and the applicable statute of limitations. No Claim for breach of any Fundamental Representations and the covenants that by their express terms are required to be performed after the Closing may be asserted unless (i) such Claim is asserted in writing pursuant to an Indemnification Claim Notice (as defined below) prior to the expiration of the applicable survival period set forth in this Section 8.1(a), and (ii) such Claim is made for Damages incurred prior to the expiration of the applicable survival period set forth in this Section 8.1(a).

(b) The Fundamental Representations of Parent shall expire on the date of removal of any Restrictive Legend set forth in any certificate or book-entry form evidencing the Merger Consideration held by any Merger Consideration Holder, except for any Merger Consideration Holder who does not deliver a Representation Letter before January 1, 2023.”

3. No Further Modification; Ratification. Except as expressly modified herein, the terms, conditions and provisions of the Merger Agreement shall remain unmodified and in full force and effect and are hereby ratified and affirmed. Any and all references to the Merger Agreement in any document or instrument executed or delivered in furtherance of the transactions contemplated in the Merger Agreement shall mean and refer to the Merger Agreement, as amended by this Amendment, and as hereafter amended, restated, replaced or supplemented from time to time.

4. Counterparts. This Amendment may be executed in counterparts, each of which shall be deemed an original, but all of which together shall be deemed to be one and the same agreement. A signed copy of this Amendment delivered by facsimile, e-mail or other means of electronic transmission shall be deemed to have the same legal effect as delivery of an original signed copy of this Amendment.

[Remainder of Page Intentionally Blank; Signature Pages Follow]

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IN WITNESS WHEREOF, the undersigned have executed this Amendment as of the date first written above.

PARENT:	REPRESENTATIVE:

CO-DIAGNOSTICS, INC.,
a Utah corporation	Kirk Ririe, in his capacity as Company Representative under the Merger Agreement

By:
Name:
Title:

SURVIVING CO.

IDAHO MOLECULAR INC., an Idaho corporation

By:
Name:
Title:

[Signature Page to Amendment to Agreement and Plan of Merger]

EXHIBIT A

FORM OF REPRESENTATION LETTER

Exhibit A